EXHIBIT 99.1

Collarini Associates 11111 Richmond Avenue, Suite 126 Houston, Texas 77082 Tel. (832) 251-0160 Fax (832) 251-0157 www.collarini.com

January 25, 2010

Mr. Kris Hartmann
HKN, Inc.
28259 Daystrum Lane
Katy, TX 77494

Dear Mr. Hartmann:

In accordance with your request and to enable HKN to satisfy the requirements of HKN’s annual reporting, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2010, to the interest of HKN, Inc. (HKN) in and related to certain oil and gas properties located onshore and offshore Texas and Louisiana. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request. It is estimated these volumes represent 49% of HKN’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to HKN’s interest, as of January 1, 2010 to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%
Proved
Producing	116	259	4,966	4,001
Shut-In	2	2	32	4
Behind Pipe	220	2,629	13,062	8,573
Undeveloped	189	185	5,878	2,773
Total Proved	526	3,075	23,939	15,352

Probable*
Incremental Producing	14	223	1,298	864
Shut-In	0	6	6	5
Behind Pipe	5	277	850	670
Undeveloped	103	638	-72	-1,219
Total Probable	121	1,144	2,082	320

Possible*	840	1,250	24,531	11,432

* Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

HKN, Inc.
January 25, 2010
Page Two

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S - X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Oil and gas prices used in this report are index prices of $61.18/bbl and $3.87/MMBtu, which are the averages of the prices on the first of the month for the twelve months from January to December, 2009. These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing.

Operating costs are based on actual expenses, as provided by HKN. Collarini did not confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from HKN and from sources which provide publicly accessible data and are considered accurate.

HKN, Inc.
January 25, 2010
Page Three

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,
COLLARINI ASSOCIATES

/s/ Mitch Reece

Mitch Reece, P.E.
President

MCR/ayh

Collarini Engineering Inc.
Texas Board of Professional Engineers Registration F-5660

RESERVE DEFINITIONS

SEC PARAMETERS1

RESERVES

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph above: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

DEVELOPED OIL AND GAS RESERVES are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

UNDEVELOPED OIL AND GAS RESERVES are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in Analogus Reservoirs below, or by other evidence using reliable technology establishing reasonable certainty.

1 As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS

SEC PARAMETERS (Cont.) 1

PROVED OIL AND GAS RESERVES

Proved Reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(a) The area identified by drilling and limited by fluid contacts, if any, and
(b) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii)  Where direct observation from well penetrations has defined a highest-known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(a) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(b) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

1 As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS

SEC PARAMETERS (Cont.) 1

Reasonable certainty If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology  Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Deterministic estimate  The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic estimate  The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Analogous Reservoir  Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:
(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);
(ii) Same environment of deposition;
(iii) Similar geological structure; and
(iv) Same drive mechanism.

Instruction to Analogous reservoir: Reservoir properties must, in the aggregate, be no more favorable in  the analog than in the reservoir of interest.

Proved Producing Reserves are those reserves which are expected to be recovered from existing completion intervals open at the time of the estimate and producing in existing wells.

Proved Nonproducing Shut-In Reserves are those reserves which are expected to be recovered from existing completion intervals open at the time of the estimate, but which had not started producing, or were shut in for market conditions or minor pipeline connection.

Proved Nonproducing Behind Pipe Reserves are those reserves which are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

1 As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS

SEC PARAMETERS (Cont.) 1

PROBABLE RESERVES

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

POSSIBLE RESERVES Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir.

1 As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.

RESERVE DEFINITIONS

SEC PARAMETERS (Cont.) 1

Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
(vi) Pursuant to paragraph Proved Oil and Gas Reserves above,
(iii)  Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

1 As per Section 210.4-10 of SEC Regulation S-X dated November 1988 and as amended December 29, 2008.